Filed by Allergan, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Inamed Corporation
Commission File No.: 1-09741
[The following was posted on Allergan, Inc.’s website on November 15, 2005]
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ACQUISITION FACT SHEET
Allergan, Inc. and Inamed Corporation: A Powerful Strategic Rationale
•	Acquisition combines two global specialty companies to create a world leading medical aesthetics franchise with a complementary portfolio of premier brands that meet the highest standards of quality, safety and effectiveness.

•	Combined company would offer broad portfolio of medical aesthetic products to customers and patients and provide significant growth and cross-selling/cross-marketing opportunities to dermatologists, plastic surgeons and other medical aesthetic specialists.

•	Proposition is expected to accelerate Allergan’s sales growth, and to generate significant and achievable revenue and cost synergies; neutral to Allergan’s Cash EPS in 2006 and accretive to Allergan’s Cash EPS in 2007 and beyond.

•	The acquisition also will facilitate upper teens earnings growth after incremental pharmaceutical R&D investment, demonstrating Allergan’s unwavering commitment to its core specialty pharmaceutical platforms.

•	Offer values Inamed at approximately $3.2 billion, a premium of approximately $450 million over the current value of Medicis’s offer.

•	This significant expansion of Allergan’s existing medical aesthetics franchise will diversify its revenues and distinguish Allergan as a premier specialty pharma company by adding another leadership position in its high-growth portfolio of ophthalmology, medical dermatology, medical aesthetics and neurosciences specialty businesses.

COMPANIES	ALLERGAN	INAMED

Tickers	NYSE: AGN	NASDAQ: IMDC

Descriptions	Allergan, Inc. is a technology-driven, global healthcare company providing specialty pharmaceutical products worldwide. Allergan develops and commercializes products in the ophthalmology, neurosciences, medical dermatology, medical aesthetics and other specialty markets that deliver value to its customers, satisfy unmet medical needs, and improve patients’ lives.	Inamed Corporation is a global healthcare company with over 25 years of experience developing, manufacturing and marketing innovative, high-quality, science-based products. Current products include breast implants for aesthetic augmentation and for reconstructive surgery; a range of dermal products to treat facial wrinkles; and minimally invasive devices for obesity intervention.

	2004 Sales: $2.05 Billion	2004 Sales: $385 Million
	2005E Sales: ~$2.3 Billion	2005E Sales: ~$450 Million
	R&D as % of Pharma Sales: ~18% in 2004	R&D as % of Sales: ~7% in 2004
	Employees: ~ 5,000	Employees: ~ 1,200
	Headquarters: Irvine, CA	Headquarters: Santa Barbara, CA
	Main Product Areas: Ophthalmology, Neurosciences, Medical Dermatology, Medical Aesthetics	Main Product Areas: Medical Dermatology, Medical Aesthetics, Obesity Intervention

Transaction Summary	Offer Price: $84.00 per Inamed share Purchase Price: $3.2Bn

Consideration: Election of $84.00 in cash or 0.8498 of a share of Allergan common stock. Elections of Inamed stockholders are subject to proration such that the total value of the consideration payable will be $1.45 billion in cash and 17.9 million shares of Allergan

Pro Forma Ownership: ~ 88% Allergan, ~ 12% Inamed
Expected Closing: Estimated January 2006
FTC/Hart-Scott-Rodino: Rapid and efficient disposal of Reloxin®

Superiority of Offer: Allergan offers $84.00 per Inamed share, a premium of approximately 16% over the current value of Medicis’ offer, a 26% higher cash component with greater liquidity, with closure at least as fast or faster than the Medicis transaction, and with a stronger pro forma balance sheet

Combined	Company Name: Allergan, Inc.
Company Key Facts (pro forma)	Headquarters: Irvine, CA (Medical Aesthetics site: Santa Barbara, CA) 2005E Sales: ~$2.7 Bn

Forward-Looking Statements
This communication contains “forward-looking statements,” including, among other statements, statements regarding the proposed business combination between Allergan and Inamed, and the anticipated consequences and benefits of such transaction. Statements made in the future tense are intended to identify forward looking statements. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Allergan. Relevant risks and uncertainties include those referenced in Allergan’s filings with the SEC (which can be obtained as described in “Additional Information” below). Risks and uncertainties relating to the proposed transaction include: that required regulatory approvals will not be obtained in a timely manner, if at all; that the anticipated benefits and synergies of the transaction will not be realized; that the integration of Inamed’s operations with Allergan will be materially delayed or will be more costly or difficult than expected; and that the proposed transaction will not be consummated. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.
Additional Information
Allergan intends to file a Registration Statement on Form S-4 and may file other documents with the SEC in connection with the proposed acquisition of Inamed. Inamed stockholders should read those filings, and any other filings made by Allergan with the SEC in connection with the proposed acquisition, as they will contain important information. These SEC filings, as well as Allergan’s other public SEC filings, can be obtained without charge at the SEC’s website at www.sec.gov, and at Allergan’s website at www.Allergan.com.